HighPeak Energy, Inc.

421 W. 3rd Street, Suite 1000

Fort Worth, Texas 76102

(817) 850-9200

November 9, 2020

VIA EDGAR

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Registration Statement on Form S-1 File No. 333-248898

Ladies and Gentlemen:

HighPeak Energy, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-248898), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on November 10, 2020, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 and that such effectiveness also be confirmed in writing.

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Sincerely, HighPeak Energy, Inc.

By:	/s/ Steven W. Tholen
Name:	Steven W. Tholen
Title:	Chief Financial Officer

cc:	Vinson & Elkins L.L.P. Sarah K. Morgan